

IF YOU AIN'T MAKING WAVES,
YOU AIN'T KICKING HARD ENOUGH.



in

★ Bobby Marhamat ★

If you ain't making waves, you ain't kicking hard enough.

San Francisco Bay Area

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- ● **Highfive**
- **Stanford University**
- **See contact info**
- **500+ connections**

It all comes down to enjoying every minute of what you do. I have been fortunate to work with smart, hungry and growth-minded individuals at every step of my career. I have spent the last 18+ years learning from some of the best minds in business and transferring that knowledge to the many peopl...

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Articles & activity

5,818 followers



Collaborative Company Culture: Choosing the Rig...

★ **Bobby Marhamat** ★
Published on LinkedIn

The reason we hear so much about collaboration in the workplace is because collaboration serves an important two-fold function: it drives progress for your business, and it helps build ar ...see more

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How do you address the different individuals in your company?

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Looking forward to meeting and collaborating with more...

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If you are looking for a space to start your business, add a locatio...

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Experience



Chief Revenue Officer

Highfive

Jan 2018 – Present · 8 mos

San Francisco Bay Area

Highfive's on a mission to transform every meeting room with modern, beautifully-designed technology that empowers people to get their best work done together. The list of forward-thinking investors include General Catalyst Partners, Google Ventures, Andreessen Horowitz, Drew Houston, Aaron Levie, Marc Benioff and Shishir Mehrotra (YouTube).

Genius, easy-to-use technology coupled with the leading investment partners and a passionate team will allow the world to communicate and collaborate better.















Forbes Business Development Council

Contributing Member
Forbes Business Development Council
2017 – Present · 1 yr
San Francisco Bay Area

Forbes Councils combines an innovative, high-touch approach to community management perfected by the team behind Young Entrepreneur Council (YEC) with the extensive resources and global reach of Forbes.

Revel Systems iPad POS

Revel Systems iPad POS
3 yrs

Chief Operating Officer
Nov 2016 – Dec 2017 · 1 yr 2 mos
San Francisco Bay Area

Revel Systems is an award-winning iPad Point of Sale solution for single and multi-location businesses. Our company is based in San Francisco and was founded with the goal of innovating the Point of Sale market with a quick, intuitive and secure iOS-based POS system that combines cloud-based technology and the mobility of the iPad. Revel Systems... See more

Chief Revenue Officer
Jan 2016 – Nov 2016 · 11 mos
San Francisco Bay Area

Revel Systems is an award-winning iPad Point of Sale solution for single and multi-location businesses. Our company is based in San Francisco and was founded with the goal of innovating the Point of Sale market with a quick, intuitive and secure iOS-based POS system that combines cloud-based technology and the mobility of the iPad. Revel Systems... See more

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Board Director - hipscan

Board Director - hipscan
Board Director - hipscan
Jan 2011 – Dec 2015 · 5 yrs
San Francisco Bay Area

♦ Designed, developed and continued to evolve QR/mobile marketing platform
♦ Created first ever QR university division to promote industry education
♦ Built custom QR design studio allowing users to customize their Hipscan QR
♦ Cultivated relationships with over 5,000 real estate agents for new product offe... See more

Limos.com

VP Sales
Limos.com
Apr 2013 – Jul 2014 · 1 yr 4 mos
San Francisco Bay Area

♦ Designed and created new subscription model that grew sales by over 40% while reducing churn
♦ Developed new corporate sales department that grew bookings by 224% year over year
♦ Created unique sales compensation model that increased pipeline by 10% mont... See more

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Education

Stanford University

Stanford University
Business Presence & Persuasion - Negotiation Effectiveness
2012 – 2012

Business Presence & Persuasion - Negotiation Effectiveness. Mastering the art of negotiation in today's business environment.

University of California, San

University of California, San Francisco
Certification, Advanced Social Media Marketing
2009 – 2010


San Francisco
Real-Life Methods & Methodology exploration in the world of social media marketing


San Jose State University

San Jose State University
Master of Business Administration (MBA)
2002 – 2005

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